CARDERO RESOURCE CORP.
Form 51-102F1
Management’s Discussion and Analysis
For the year ended October 31, 2010

INTRODUCTION

This Management Discussion and Analysis (“MD&A”) for Cardero Resource Corp. (“Cardero” or the “Company”) for the year ended October 31, 2010 has been prepared by management, in accordance with the requirements of National Instrument 51-102, as of January 26, 2011, and compares its financial results for the year ended October 31, 2010 to the previous year. This MD&A provides a detailed analysis of the business of Cardero and should be read in conjunction with the Company’s audited consolidated financial statements for the years ended October 31, 2010 and 2009. The Company’s reporting currency is the Canadian dollar and all amounts in this MD&A are expressed in Canadian dollars. The Company reports its financial position, results of operations and cash-flows in accordance with Canadian generally accepted accounting principles.

Forward-Looking Statements

     This AIF contains forward-looking statements and forward-looking information (collectively, “forward-looking statements”) within the meaning of applicable Canadian and US securities legislation. These statements relate to future events or the future activities or performance of the Company. All statements, other than statements of historical fact are forward-looking statements. Information concerning mineral resource estimates also may be deemed to be forward-looking statements in that it reflects a prediction of the mineralization that would be encountered if a mineral deposit were developed and mined. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate, plans and similar expressions, or which by their nature refer to future events. These forward looking statements include, but are not limited to, statements concerning:

  the Company’s strategies and objectives, both generally and specifically in respect of Pampa el Toro and the Minnesota Iron/Titanium properties;

  the potential for the expansion of the estimated resources at Pampa el Toro;

  the timing of decisions regarding the timing and costs of exploration programs with respect to, and the issuance of the necessary permits and authorizations required for, the Company’s ongoing exploration programs on its properties;

  the Company’s estimates of the quality and quantity of the resources at its mineral properties;

  the timing and cost of the planned future exploration programs at the Minnesota Iron/Titanium properties, and the timing of the receipt of results therefrom;

  the Company’s future cash requirements;

  the potential for further upgrading of the concentrate from Pampa el Toro and the potential for the commercial production of pig iron from Pampa el Toro concentrate;

  the potential for the commercial recovery of titanium and vanadium from the slag resulting from the processing of Pampa el Toro concentrate to make pig iron;

  general business and economic conditions; and

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Year ended October 31, 2010	Page 2
  the Company’s ability to meet its financial obligations as they come due, and to be able to raise the necessary funds to continue operations.

     Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Inherent in forward looking statements are risks and uncertainties beyond the Company’s ability to predict or control, including, but not limited to, risks related to the Company’s inability to identify one or more economic deposits on its properties, variations in the nature, quality and quantity of any mineral deposits that may be located, variations in the market price of any mineral products the Company may produce or plan to produce, the Company’s inability to obtain any necessary permits, consents or authorizations required for its activities, to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies, and other risks identified herein under “Risk Factors”. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future performance, and that actual results are likely to differ, and may differ materially, from those expressed or implied by forward looking statements contained in this MD&A. Such statements are based on a number of assumptions which may prove incorrect, including, but not limited to, assumptions about:

  the level and volatility of the price of commodities, and gold, silver, copper, iron ore, coal and vanadium and titanium in particular;

  general business and economic conditions;

  the timing of the receipt of regulatory and governmental approvals, permits and authorizations necessary to implement and carry on the Company’s planned exploration programs, particularly at the Minnesota Iron/Titanium properties;

  conditions in the financial markets generally;

  the Company’s ability to secure the necessary consulting, drilling and related services and supplies on favourable terms in connection with its ongoing and planned exploration programs;

  the Company’s ability to attract and retain key staff;

  the accuracy of the Company’s resource estimates (including with respect to size and grade) and the geological, operational and price assumptions on which these are based;

  the timing of the ability to commence and complete the planned work at the Minnesota Iron/Titanium properties;

  the anticipated terms of the consents, permits and authorizations necessary to carry out the planned exploration programs at the Company’s properties and the Company’s ability to comply with such terms on a safe and cost-effective basis;

  the ongoing relations of the Company with its underlying optionors/lessors and the applicable regulatory agencies;

  that the metallurgy and recovery characteristics of samples from certain of the Company’s mineral properties are reflective of the deposit as a whole;

  the Company’s ability to negotiate and enter into appropriate off-take agreements for the potential products from any operation at Pampa el Toro; and

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Year ended October 31, 2010	Page 3
  the Company’s ability to overcome any potential difficulties in adapting pilot scale operations and testing to commercial scale operations.

     These forward looking statements are made as of the date hereof and the Company does not intend and does not assume any obligation, to update these forward looking statements, except as required by applicable law. For the reasons set forth above, investors should not attribute undue certainty to or place undue reliance on forward-looking statements.

Caution Regarding Adjacent or Similar Mineral Properties

     This MD&A contains information with respect to adjacent or similar mineral properties in respect of which the Company has no interest or rights to explore or mine. The Company advises US investors that the mining guidelines of the US Securities and Exchange Commission (the “SEC”) set forth in the SEC’s Industry Guide 7 (“SEC Industry Guide 7”) strictly prohibit information of this type in documents filed with the SEC. As the Company meets the definition a “foreign private issuer” under applicable SEC rules and is preparing this MD&A pursuant to Canadian disclosure requirements under the Canada-U.S. Multi-Jurisdictional Disclosure System, this MD&A is not subject to the requirements of SEC Industry Guide 7. Readers are cautioned that the Company has no interest in or right to acquire any interest in any such properties, and that mineral deposits on adjacent or similar properties are not indicative of mineral deposits on the Company’s properties.

Caution Regarding Reference to Resources and Reserves

     National Instrument 43-101 Standards of Disclosure of Mineral Projects (“NI 43-101”) is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all reserve and resource estimates contained in or incorporated by reference in this AIF have been prepared in accordance with NI 43-101 and the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resource and Mineral Reserves, adopted by the CIM Council on November 14, 2004 (the “CIM Standards”) as they may be amended from time to time by the CIM.

     United States investors are cautioned that the requirements and terminology of NI 43-101 and the CIM Standards differ significantly from the requirements and terminology set forth in SEC Industry Guide 7. Accordingly, the Company’s disclosures regarding mineralization may not be comparable to similar information disclosed by companies subject to SEC Industry Guide 7. Without limiting the foregoing, while the terms “mineral resources”, “inferred mineral resources”, “indicated mineral resources” and “measured mineral resources” are recognized and required by NI 43-101 and the CIM Standards, they are not recognized by the SEC and are not permitted to be used in documents filed with the SEC by companies subject to SEC Industry Guide 7. Mineral resources which are not mineral reserves do not have demonstrated economic viability, and US investors are cautioned not to assume that all or any part of a mineral resource will ever be converted into reserves. Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher resource category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of a feasibility study or prefeasibility study, except in rare cases. The SEC normally only permits issuers to report mineralization that does not constitute SEC Industry Guide 7 compliant “reserves” as in-place tonnage and grade without reference to unit amounts. The term “contained ounces” is not permitted under the rules of SEC Industry Guide 7. In addition, the NI 43-101 and CIM Standards definition of a “reserve” differs from the definition in SEC Industry Guide 7. In SEC Industry Guide 7, a mineral reserve is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made. The SEC has taken the position that mineral reserves for a mineral property may not be designated unless: (i) competent professional engineers conduct a detailed engineering and economic study, and the “bankable” or “final” feasibility study demonstrates that a mineral deposit can be mined profitably at a commercial rate; (ii) a historic three-year average commodity price is used in any reserve or cash flow analysis used to designate reserves; and (iii) the company has demonstrated that the mineral property will receive its governmental permits, and the primary environmental document has been filed with the appropriate governmental authorities.

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Year ended October 31, 2010	Page 4

Caution Regarding Historical Results

     Historical results of operations and trends that may be inferred from the discussion and analysis in this MD&A may not necessarily indicate future results from operations. In particular, the current state of the global securities markets may cause significant reductions in the price of the Company’s securities and render it difficult or impossible for the Company to raise the funds necessary to continue operations. See “Risk Factors - Share Price Volatility”.

All of the Company's public disclosure filings, including its most recent management information circular, material change reports, press releases and other information, may be accessed via www.sedar.com and readers are urged to review these materials, including the technical reports filed with respect to the Company’s mineral properties.

DATE

This MD&A reflects information available as at January 20, 2011.

Exploration Activities

Cardero is actively assessing, acquiring interests in and exploring a number of mineral exploration properties, primarily those it considers to be prospective for gold, copper and iron. At the present time, it is focusing its activities in Mexico, Argentina, Peru and the state of Minnesota in the United States, where it has established subsidiaries and the infrastructure to enable it to actively work in such countries. The Company, through its subsidiaries, holds, or has the right to acquire interests in, mineral properties in these countries. However, at the present time it does not consider all of these to be material as, in many cases, the properties are in the early stages of evaluation, or have not had sufficient work done on them by the Company to determine if they are material. Cardero presently considers its material properties to be the Pampa el Toro Iron Sands Project in Peru and the Minnesota Iron-Titanium properties.

	Total Costs as of	Total Costs to	Estimated Fiscal 2011
Property	October 31, 2009	October 31, 2010	Expenditures(1)
Pampa el Toro Iron Sands - Marcona, Peru	$8,727,626	$10,254,095	$2,000,000
Minnesota Iron-Titanium Projects, USA	$309,347	$2,869,892	$1,000,000

Note: 1. This amount represents the estimated exploration expenditures for fiscal year ending October 31, 2011. Estimated expenditures are contingent upon ongoing successful results justifying further expenditures.

During the quarter October 31, 2010 and to January 20, 2011, the Company was primarily focussed on promoting the Pampa el Toro Iron Sands program as a viable project for the production of iron ore concentrate and/or pig iron to serve the needs of the People’s Republic of China (“PRC”), formulating and commencing the drilling programs for the Longnose and TiTac properties and planning and completing a drill program on the Organullo property in Argentina.

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Year ended October 31, 2010	Page 5

Material Mineral Properties

Longnose and Titac Iron Titanium Projects, Minnesota

The Company has received a NI 43-101 technical report dated January 27, 2011 entitled “Longnose and Titac Iron Titanium Exploration Project, Minnesota, USA – Exploration Results 2010” prepared by EurGeol Keith J. Henderson, P.Geo (the Company’s Vice-President, Exploration) and Stephen (Jayson) Ripke, QP, MMSA (the Vice-President, Technical, of Cardero Iron Ore Management (USA) Inc.) (the “Minnesota Report”). The information in this MD&A regarding the Titac & Longnose Iron Titanium Projects is based on information provided by the Minnesota Report. The following summary is from the Minnesota Report and the detailed disclosure in the Minnesota Report is incorporated into this MD&A by reference. Readers are encouraged to review the entire Minnesota Report, which is filed on SEDAR at www.sedar.com.

The Longnose and Titac properties are both located in northeastern Minnesota, roughly 25.5 miles (41 km) apart. The Longnose property is located in St. Louis County, Township 59N, Range 13W, Section 30; and the Titac property is located in St. Louis County, Township 55N, Range 14W, Section 34, and Township 54N, Range 14W, Section 3. The Longnose property is centered at: (Coordinate system: Universal Trans Mercator, Zone 15 North, North American 1983 Datum) 572200 metres East, 5268300 metres North. The Titac property is approximately centered at: (Coordinate system: Universal Trans Mercator, Zone 15 North, North American 1983 Datum) 568000 metres East, 5228000 metres North (see Figure 1).

The Company holds an option to acquire up to an 85% interest in the Longnose property by incurring USD 1,850,000 in expenditures (to acquire 70%) and delivering a feasibility study (to acquire an additional 15%). Upon the Company earning its 70% or 85% interest, the optionee of the Longnose property has the option to maintain its 30% or 15% interest and enter into a joint venture with the Company, or to convert its working interest to either a 10% or 5% net profits interest. Advance royalties and production royalties are payable to the underlying lessors of the properties (see Figure 2).

The Company holds a 100% leasehold interest in the Titac property under a mining lease dated July 1, 2009. The lease is for an initial term of 20 years, subject to extension for up to 20 additional years, and requires annual rental payments until commercial production and thereafter production royalty payments (minimum $200,000/year) (see Figure 3).

The Company has all required licenses, permits and registrations in place to carry out exploration and resource definition drilling. Additional permits will be required in the future to advance to the next stage.

The Longnose and Titac properties contain known areas of mineralization, which are being explored further in order to enable a resource estimation to be prepared.

Topographic relief on both properties is generally low, and the surface is flat-laying. Elevations on both properties range between 465 and 490 metres above mean sea level. The ground cover at both properties is a mixture of Palustrine, forested wetlands (Cowardin classification system), and higher dry forested ground. Overburden, consisting of glacial till, is present and the depth to bedrock is approximately 3 to 30 metres from surface.

Accessibility of both projects is excellent, with the Titac property located along a paved county highway, and the Longnose property located off of a paved county highway via a well maintained gravel road. The climate in northeastern Minnesota is mid-continental. Winter conditions usually begin in mid-December and last until mid-March, with frozen ground beginning in late-December to early-January. The spring thaw usually begins in mid-March to late-April, with stable, dry spring-summer-fall conditions occurring from late-April to mid-December.

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Year ended October 31, 2010	Page 6

The population of Aurora, Minnesota (the nearest major population centre) is approximately 1,850, and the nearby city of Hoyt Lakes (5 miles east of Aurora), Minnesota has a population of approximately 2,000 people.

The infrastructure in northeastern Minnesota related to mining activities is excellent, with low cost electricity, railroads, paved state and county highways, international shipping ports, mining professionals, mining vendors, and trained labor all readily available. International shipping ports are located along the north shore of Lake Superior, including Duluth/Superior, Silver Bay, Taconite Harbor, and Two Harbors, with linked rail systems to all.

Eighteen diamond drill core holes have been drilled at the Longnose property, including six holes drilled by the Company in 2010. Two bulk samples for metallurgical testing and TiO2 recovery have been collected from the Longnose property by prior operators. The first bulk sample measured 32+ tons of material and the second bulk sample measured 60 tons. The University of Minnesota, Natural Resources Research Institute, Coleraine Minerals Research Laboratory houses what remains of both bulk samples. BHP Minerals International Inc. (BHP) held the Longnose property for some time in the 1990’s. Most of the work completed by BHP centered on metallurgy, and TiO2 recovery. Their first investigation involved a smelting and sulfation-leaching process developed by the US Bureau of Mines. Their second investigation involved an oxidation-reduction roast followed by chemical leaching, using a process called “Murso”. A pre-NI 43-101 (non-NI 43-101 compliant) historical resource calculation was completed at Longnose by BHP. A BHP report dated November 11, 1992 estimates “probable reserves” of 27.57 MT (30.36 million short tons) grading 21.3% TiO2. However, the authors of the Minnesota Report caution that both the BHP report and the included resource estimate were prepared before the introduction of NI 43-101, and are therefore historical in nature and the Company is not treating such resources as a current resource under NI 43-101. Investors are further cautioned that a qualified person has not yet completed sufficient work to be able to verify the historical resources, and therefore they should not be relied upon.

Exploration of the Titac property, historically known as Section 34, has been limited, though several exploratory bore holes and geophysical surveys have been completed. Six holes were drilled historically and the Company completed 30 holes in 2010. A ground magnetic survey conducted in the mid 1960’s.

The Longnose and Titac Properties are located within the Superior Province of the Canadian Shield, and are underlain by intrusive rocks generated during the formation of the Midcontinent Rift. Mineralization is hosted by Oxide-bearing Ultramafic Intrusions (OUI’s) that intruded into layered series intrusions of the Duluth Complex. OUIs are dominantly composed of coarse-grained to pegmatitic pyroxenite, peridotite, and dunite that contains roughly 15-40% titanium-iron oxide mineralization. Typically, zones of massive and semi-massive oxide are also present throughout the stratigraphy. Locally, some OUI’s also contain abundant copper-nickel sulfide mineralization as well (but this style of mineralization has not been intersected within the Company’s properties). Most OUI’s occur along the western margin of the southern portion of the Duluth Complex, and display numerous shapes (sheet-, funnel-, dike- and pipe-like geometries), and inclinations (flat-lying, moderately-dipping, and sub-vertical).

The Longnose and Titac OUls contain disseminated, semi-massive, and massive titanium-iron oxide mineralization. The Longnose property hosts a single intrusion which is at least 150 metres thick, dipping shallowly to the southeast. The Titac property contains at least two mineralized OUI’s (Titac North & Titac South). Titac North is at least 450 metres thick (open at depth) and has a vertical pipe-like geometry. Titac South is at least 490 metres thick, and also has a pipe-like geometry.

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Year ended October 31, 2010	Page 7

Mineralization at Longnose dominantly consists of disseminated to net-textured, medium to coarse-grained, magnetite and ilmenite, with some fraction of titaniferous magnetite. Olivine-rich ultramafic rocks (peridotite, feldspathic peridotite & dunite) host the majority of the titanium-iron oxide mineralization found in the Longnose OUI, and will often be net-textured with oxide minerals interstitial to silicates. Visual modal mineral calculations generally estimate that titanium-iron oxide minerals compose 15-35% of the peridotitic and dunitic rocks at Longnose. Numerous massive and semi-massive titanium-iron oxide horizons or zones (45-100% titanium-iron oxide) have been intersected in drill core. These massive and semi-massive oxides seem to be dominantly hosted by peridotite and dunite, though they have been intersected within zones of pyroxenite as well. It is clear that the main mineralized intrusion at Longnose is a thick, laterally and vertically continuous intrusion dominantly composed of a mixture of oxide-bearing peridotite, oxide-bearing dunite, massive oxide, and semi-massive oxide with between 15% and 100% titanium-iron oxide mineralization.

Titaniferous-iron oxide mineralization at the Titac property shares many similar characteristics of mineralization at the Longnose property. When mineralization is hosted by olivine-rich ultramafic rocks it is typically medium to coarse-grained, disseminated to net-textured, and interstitial to silicate minerals. The largest difference occurs with mineralization hosted by pyroxenite, in which the oxide mineralization typically occurs as medium to coarse-grained clumps or clots up to roughly 5 cm in size (typically 2-4 cm) at Titac.

The Titac intrusion also contains abundant copper-sulfide mineralization. Up to five modal percent (typically 1-2%) copper-sulfide mineralization has been observed, dominantly consisting of chalcopyrite and bornite. Two distinct types of chalcopyrite seem to be present including a bright, golden, metallic colored chalcopyrite and a second duller, brownish-bronze colored chalcopyrite. Bornite exhibits a deep blue-purple metallic color. Copper sulfides typically occur as medium to coarse-grained disseminations interstitial to silicates and oxides, but also occur as pegmatitic clots up to roughly 5 cm in size (typically 2-3 cm). Very fine-grained disseminations of pyrrhotite can occur near the contacts of the OUI and the country rock (in both OUI rocks and country rocks), and rarely fine-grained pyrite will fill micro-fractures (<1 to 2 mm thick) within the OUI.

The Longnose intrusion was partially defined by historical drilling. As a result, the internal stratigraphy and general attitude of the intrusion are relatively simple, and the overall attitude of the intrusion lends itself to shallow, regularly-spaced drilling. Drilling at the Titac property is much more complex because of the attitude, orientation, and stratigraphy of the Titac intrusions. Both Titac North and Titac South appear to be sub-vertical, pipe-like intrusions, with sub-vertical lithological zonation. Here it is more appropriate to drill multiple holes from a single drilling platform in a fan-like pattern. This drilling method was successful in defining the boundaries of the intrusion during drilling of the Titac South intrusion, and is recommended for any additional drilling on the remaining intrusions at Titac.

Both properties are at an advanced exploration stage.

During 2010, a total of 948.6 metres were completed at Longnose for six drillholes. At Titac North and South, a total of 10,557.9 metres were completed for thirty drillholes. All assay results from the 2010 drilling campaign have been received and are included in this report as comprehensive tables. A second drilling campaign is slated to begin in February 2011.

Both the Longnose and Titac OUI’s are geologically interpreted to be late-stage intrusions that cut early Duluth Complex stratigraphy, and are associated with magmatism generated by the 1.1 billion year old Midcontinent Rift system.

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Year ended October 31, 2010	Page 8

The drilling program conducted by the Company in 2010 confirmed strong titanium-iron-oxide mineralization at both the Longnose and Titac properties, and determined that the Titac property contains at least two intrusions with large zones of titanium-iron-oxide mineralization (Titac North and Titac South).

Detailed recommendations regarding drilling programs and other aspects of both properties are as follows:

  Drilling by the Company in 2010 at the Titac South intrusion has defined a large zone of titanium-iron mineralization, and identified an area to the northeast of the intrusion that merits additional drilling. A drilling program consisting of two drill holes is recommended to better define this northeastern area.

  A drilling program consisting of four drill holes at the Longnose property is recommended in order to both confirm historical drilling results, and to test continuity of mineralization within the intrusion.

  Upon completion of drilling these six holes, and obtaining assay data for these six holes, it is recommended that a resource calculation should be completed for Longnose and TiTac South. SRK Consulting have been retained to complete this work as independent consultants. Drilling by the Company in 2010 at the Titac North intrusion helped to confirm the presence of strong titanium-iron oxide mineralization, however definition drilling is not planned for the 2011 drill program. A future drill program, consisting of approximately 50 drill holes, will be sufficient to delineate additional resources at TiTac North.

  A re-interpretation of a historical (1967) ground magnetic data by Quantec Geoscience identified numerous outlying intrusions at Titac. An introductory exploration drilling program consisting of four drill holes is recommended to explore these areas.

  A petrographic study of the oxide and sulfide mineralization found at both properties should be conducted to identify the specific oxide and sulfide minerals present at both properties.

  Initial metallurgical and recovery testing should be conducted. Initial bulk samples should consist of 100 kilogram composites, collected from drill core sample coarse rejects, and represent average mineralization grades.

  Selective sample pulps should be assayed for platinum group elements contents.

A budget is presented to complete the recommended work program:

Recommended Item	US$
Longnose in-fill and step-out drilling (4 holes/1100 m @ $163/m*)	180,000
Titac South in-fill drilling (2 holes/500 m @ $163/m*)	82,000
Resource calculation & 43-101 Reporting	60,000
Titac outlying intrusions exploration drilling (4 holes/1200 m @ $163/m*)	200,000
Acquisition of additional mineral leases/property boundary survey	40,000
Mineralization study	15,000
Metallurgical testing	100,000
Platinum group element assays	12,000
TOTAL	$689,000

*Drilling cost per metre includes: Site and Trail preparation, drilling, sampling, facility/vehicle lease, and staffing.

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Year ended October 31, 2010	Page 9

The Company intends to proceed with the recommended program in the Minnesota Report, and anticipates that the program will commence in February, 2011. All necessary permits are in place, and the Company has the funds to complete the proposed program.

Pampa El Toro Iron Sands Project, Peru

The Company’s Iron Sands project now comprises an aggregate of 21 concessions in two dune fields – Pampa el Toro and Carbonera. Of these concessions, 16 (12,100 hectares in four areas) are owned 100% by the Company and 5 concessions (3,600 hectares in 2 areas) are held under option from an arm’s length private Peruvian company. The Iron Sands project is located near the city of Nazca in the desert coastal region of southern Peru approximately 45 kilometres northeast of the port of San Juan and close to the large Marcona iron mine and the Pampa de Pongo iron deposit. The primary focus of the Company’s work during the quarter and to date continues to be the Pampa el Toro dune field.

During the quarter and to date the Company continued to promote the Pampa el Toro program as a viable project for the production of iron ore concentrate and/or pig iron to serve the needs of steelmakers located in the PRC, including a demonstration of concentrate production pilot plant operation. The Company also invested approximately $40,000 of additional capital in its Peru pilot plant to install concentrate screens to further demonstrate the necessary classification step that needs to be applied to the cleaned iron ore concentrate from the magnetic separation plant so as to achieve the final grade of 63~64% total iron. Demonstration of this step is important to any venture partner as it clearly shows that the final iron ore concentrate is of merchant grade quality suitable for offtake agreements.

At the present time, the Company is actively engaged in negotiations to secure a partner who can help move the project to a commercial stage and, although the Company is presently in discussions with interested entities (including conducting property visits), there can be no assurance that it will be able to do so.

Other Mineral Projects

Mexico

Baja IOCG

The Company has engaged personnel at the Colorado School of Mines (“CSM”) to review the results of work on the Baja IOCG project to date and determine potential additional areas for drill testing. In conjunction with this work, the Company plans to produce a comprehensive summary report outlining work completed to date and the work recommended by the CSM researcher.

Field work during the quarter and to date focused on the Fortinas prospect. Following an initial visit by CSM and Cardero staff in August 2010, fieldwork commenced in late November continuing through early December. Work consisted of mapping and sampling in an attempt to extend previously mapped NW Fortinas Breccia and mineralization exposed at surface. The Fortinas NW breccia is a tectonic regional structure in an andesitic/dacitic rock, related to Las Fortinas Fault (335º-350º/75º-80ºW). From north to south, the breccias zone has now been mapped as 1650 metres in length and is still open to the north. It reaches a maximum width of 350 metres, although brecciated outcrops are somewhat irregular and discontinuous at surface.

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Year ended October 31, 2010	Page 10

A total of 20 rock samples were collected during the work, including 19 channel samples of a minimum of 2 metres in length and 1 selective grab sample from a mineralized dump. Results are expected in the coming weeks and will be published via a news release when they are available.

Based on the work completed, the following work is recommended for completion in early 2011:

  Induced Polarization survey (IP)

  Ground magnetic survey

  Extension of mapping and sampling to the east

  Acquisition of additional satellite imagery

  3 diamond drillholes to test targets arising from the work.

In addition to potentially completing this recommended program, the Company will continue to seek a joint venture partner to explore the larger project area further.

Corrales and Santa Teresa Projects Option

Ethos Capital Corp. (“Ethos”), the TSX Venture Exchange (“TSXV”) listed capital pool company to which the Company has optioned its Corrales and Santa Teresa zinc-lead-silver projects in Mexico as a qualifying transaction, received TSXV acceptance to the transaction on July 17, 2009. The Company understands that Ethos will be proceeding with the work program at Santa Teresa outlined in the Technical Report filed in support of its qualifying transaction (available on SEDAR) but, to the date of this MD&A, has not received any progress report or exploration data.

Argentina

Organullo

The Organullo Project is located in the Salta Province of north-western Argentina in the central South American Andes mountain ranges approximately 18 kilometres by road south of San Antonio de Los Cobres. The Company holds a 100% interest in the property, which covers approximately 6,100 hectares.

The positive results from surface exploration, conducted during 2009 and early 2010, indicated the potential for a large, bulk-tonnage gold system. In mid-2010, the Company commenced a 2,000 metre, 5-hole diamond drill program. The drilling was designed to test an approximately 2.1 -kilometre long by 800-metre wide north-south trending structural zone defined by the coincidence of significant historical drill intercepts, gold-in-rock surface geochemistry, and variably developed advanced argillic (alunite+/-dickite+/-pyrophyllite) and silica alteration in the vicinity of the former Julio Verne mine.

A total of 8 diamond drillholes were drilled during the program for a total of 2,053 metres, but drilling was hampered by technical difficulties and poor ground conditions. As a result, none of the drillholes tested the geophysical targets at depth. Significant intersections from the drilling completed are outlined in Table 1.

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Year ended October 31, 2010	Page 11

Table 1: Organullo 2010 Significant Intersections

HOLE	DEPTH	Depth (to)	Interval	Au (ppm)
	(from) metres	metres	(metres)
ORG10-02	3.80	37.20	33.40	0.165
ORG10-03	6.10	12.80	6.70	0.211
ORG10-04	7.80	91.30	82.50	0.109
ORG10-05	16.40	139.20	122.80	0.221
Includes	52.60	68.60	16.00	0.957
ORG10-05	190.90	256.00	65.10	0.429
Includes	208.75	226.10	17.35	0.834
ORG10-06	47.50	63.30	15.80	0.258
	78.30	193.90	115.60	0.200
Includes	78.30	101.90	23.60	0.585
ORG10-07	4.50	71.50	67.00	0.302
Includes	5.90	54.80	48.90	0.345
ORG10-08	0.0	445.0	445.0	0.142
Includes	47.10	353.60	306.50	0.168
	116.40	175.20	58.80	0.294

The grades intersected are not considered to be significant but since the priority targets remain untested, the property does warrant additional exploration. The Company has signed a number of confidentiality agreements and hopes to secure a joint venture partner during 2011, which would allow exploration to progress and allow Cardero to focus on core projects. No further work on this property is planned by Cardero.

Los Manantiales (Mina Angela) Project

On December 3, 2008, Hochschilds Mining Holdings Limited terminated its option to acquire an interest in the project, and returned all interest in the property to the Company. The Company is still awaiting receipt of all the data generated by Hochschilds in connection with its activities on the property as required by the option agreement. However, several attempts to secure such data have been unsuccessful. In lieu of receipt of a complete dataset, Cardero geologists have begun compilation and targeting at the project. The Company anticipates that it will commence an initial work program upon the completion of the data compilation and review, but this is not anticipated to be until the third quarter of 2011.

Minas Pirquitas

On July 17, 2009, the Company and Davcha Resources Pty. Ltd. finalized the formal agreement in connection with the option to Davcha to earn a 55% interest in the property. Davcha is the operator. The Company has been advised that Davcha has agreed to option its interest in the Minas Pirquitas property, and four other properties in the same region, to Artha Resources Corporation (“Artha”). Pursuant to the Cardero/Davcha agreement, Davcha is required to incur expenditures of USD 50,000 on or before July 14, 2010 and additional expenditures of USD 950,000 on or before July 14, 2013.

Artha has provided to the Company a technical report summarizing work completed to date and recommended future work. Work completed in 2009 resulted in the identification of three priority targets: Piquitas NW, Noelia, and Pirquitas South. In 2010, additional work was carried out, including mapping, sampling and geophysical surveys. Artha reports that their total expenditure to date has reached USD 433,820.

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Year ended October 31, 2010	Page 12

The following information is taken from the Artha report, and has not been verified by the Company. Geology in the property area is dominated by Ordovician sedimentary rocks, including sandstones and slates with sericite alteration and weak disseminated pyrite sulphides. Dominant structural trends are typical of the regional setting and are dominated by north-south and north-northeast – south-southwest trending faults and folds. In addition there are west-northwest trending fractures and shears, some of which are mineralized.

In the Pirquitas NW target, there is a good correlation between mineral occurrences and intense fracturing. The prospective area (1.7km x 1.0km) is located 2.6 kilometres northwest of the Pirquitas Mine. It consists of a core area with quartz-sericite breccias, veins and stockworks. Mineralization is dominated by iron oxides in quartz veins, fractures and breccias matrix. The presence of sulphides as pyrite, chalcopyrite, galena and sphalerite has been observed in quartz stockworks, veins and abandoned informal workings.

Rock sampling results include anomalous gold (10ppb - 2100 ppb Au); silver (3ppm - 23ppm Ag); arsenic (140ppm up to >10,000ppm As); antimony (30ppm - 433ppm Sb); zinc (103ppm - 17,350ppm Zn); lead (110ppm - 5,350ppm Pb); mercury (0.12ppm - 4.0ppm Hg) and bismuth (1.11ppm - 27.9 ppm Bi).

A geophysical Induced Polarization (IP) survey was conducted at Pirquitas NW, consisting of six dipole-dipole IP lines – a total of 10.2 line kilometers. Results indicate a 40-60 mV/V chargeability anomaly, 700m x 300m in size, coincident with a moderate resistivity zone that extends to the west and northwest of the surveyed area, at depth.

The interpretation reported by the Artha consultants in the report is that the geochemical anomalies in Pirquitas NW could be part of the same hydrothermal system responsible for mineralization in Pirquitas Mine. Therefore the target could represent a potential mineralized body, although this interpretation has not been verified on the ground by Cardero geologists.

The Pirquitas Sur target area consists of two veined zones. The Olga vein is a three-metre wide, brecciated structure that extends discontinuously for 200 metres along the Pirquitas Sur Fault. Mineralization consists of iron oxide and traces of pyrite infilling open space and fracture surfaces. The geochemical sampling on this vein reported weak anomalies in some elements: Arsenic (276ppm - 680ppm As); antimony (12.8ppm - 336ppm Sb) and a single value of mercury (0.5ppm Hg). No anomalous gold, silver, tin, lead, and zinc values were reported other than two weak anomalies of gold (11ppb Au and 37ppb Au) at the west end of the Pirquitas Sur Fault. Similarly, White Quartz Manto Veins occur as discontinuous lenticular veins, concordant with bedding. The veins are composed of fractured massive white quartz with traces of pyrite and iron oxide in fractures. The geochemical sampling of these veins detected only weak anomalies in mercury (0.49ppm Hg - 1.31ppm Hg) and antimony (21.2ppm Sb - 112.0ppm Sb); the rest of the elements do not show anomalous values.

Finally, sampling at the Noelia target totalled 212 samples in a 100x100m grid plus selective sampling on structures. Noelia is interpreted as a high-level low sulphidation epithermal system, related to quartz veinlets and silicified structures, controlled by E-W and NW-SE faults and fractures, sub-parallel to the Pirquitas Mine structural system. The anomaly forms a halo of quartz-sericite and silicification in an area of approximately 1.2 x 0.8km in size; the sets of veinlets have lengths between 100 to 500m and widths from 1.0 to 5.0m. Mineralization consists mostly of iron oxides in breccia matrix and in fractures.

The geochemical sampling defines an anomalous halo of copper-zinc-lead-arsenic-antimony-mercury. This anomaly has been interpreted as a distal or higher level expression of a Pirquitas-type tin-silver mineralized system. Artha’s consultants suggest that an economic mineralization zone could be found at depths between 100 and 300m below the surface. The main anomalies values reported were: copper (130ppm Cu and 753ppm Cu); lead (102ppm to 2380ppm Pb); zinc (100ppm to 227ppm Zn); antimony (101ppm to 805ppm Sb); arsenic (107ppm to 269ppm of As) and mercury (0.11ppm to 0.61ppm Hg). There is good correlation between Au-Ag-Bi-As-Sb-Hg-Mo-S-Tl and Cu-Cd-Zn-Mn.

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Year ended October 31, 2010	Page 13

A geophysical survey was carried out in this target: 16km of IP and Resistivity lines were completed, the results outlined interesting anomalies in chargeability and resistivity down to 250m depth; it could be interpreted as a silicified and mineralized vein structures.

No additional work is proposed for the Pirquitas Sur target. Recommendations for Pirquitas North and Noelia include additional mapping, trenching, geophysics and drilling. Six drillholes are proposed for Pirquitas NW for a total of 2,280 metres. Three drillholes are proposed for Noelia for a total of 1,500 metres. The Company understands that Artha plans to proceed with the recoimmended program, but no time frame has been provided.

Qualified Person(s) and Quality Control/Quality Assurance

EurGeol Keith Henderson, Cardero’s Vice President-Exploration and a qualified person as defined by National Instrument 43-101, has supervised the preparation of the scientific and technical information that forms the basis for the mineral property disclosure in this MD&A other than with respect to the test work on the Pampa el Toro concentrate and the mineral resource estimate for Pampa el Toro and the disclosure on the Pirquitas property. Mr. Henderson is not independent of the Company, as he is an employee and holds incentive stock options.

The work programs on the Company’s properties other than Pampa el Toro are designed and are supervised by Mr. Henderson, either alone or in conjunction with independent consultants. Mr. Henderson and such consultants, as applicable, are responsible for all aspects of the work, including the quality control/quality assurance program. On-site personnel at the various projects rigorously collect and track samples which are then sealed and shipped to ALS Chemex for assay. ALS Chemex’s quality system complies with the requirements for the International Standards ISO 9001:2000 and ISO 17025: 1999. Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples. Quality control is further assured by the use of international and in-house standards. Blind certified reference material is inserted at regular intervals into the sample sequence by Cardero personnel in order to independently assess analytical accuracy. Finally, representative blind duplicate samples are forwarded to ALS Chemex and an ISO compliant third party laboratory for additional quality control.

Risk Factors

The Company is in the business of acquiring, exploring and, if warranted, developing and exploiting natural resource properties, primarily in Mexico, Argentina, Peru and the United States. Due to the nature of the Company’s proposed business and the present stage of exploration of its mineral properties (which are primarily early to advanced stage exploration properties and, with the exception of the Pampa el Toro Iron Sands project in Peru, with no known resources and or known reserves), the following risk factors, among others, will apply:

     Resource Exploration and Development is Generally a Speculative Business: Resource exploration and development is a speculative business and involves a high degree of risk, including, among other things, unprofitable efforts resulting both from the failure to discover mineral deposits and from finding mineral deposits which, though present, are insufficient in size and grade at the then prevailing market conditions to return a profit from production. The marketability of natural resources which may be acquired or discovered by the Company will be affected by numerous factors beyond the control of the Company. These factors include market fluctuations, the proximity and capacity of natural resource markets, government regulations, including regulations relating to prices, taxes, royalties, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital.

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Year ended October 31, 2010	Page 14

     There are no known reserves and, other than on the Pampa el Toro Iron Sands Project, there are no known resources, on any of the Company’s properties. The majority of exploration projects do not result in the discovery of commercially mineable deposits of ore. Substantial expenditures are required to establish ore reserves through drilling and metallurgical and other testing techniques, determine metal content and metallurgical recovery processes to extract metal from the ore, and construct, renovate or expand mining and processing facilities. No assurance can be given that any level of recovery of ore reserves will be realized or that any identified mineral deposit, even it is established to contain an estimated resource, will ever qualify as a commercial mineable ore body which can be legally and economically exploited. Mineral resources are not mineral reserves and there is no assurance that any mineral resources will ultimately be reclassified as proven or probable reserves. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

     Fluctuation of Commodity Prices: Even if commercial quantities of mineral deposits are discovered by the Company, there is no guarantee that a profitable market will exist for the sale of the minerals produced. The Company’s long-term viability and profitability depend, in large part, upon the market price of minerals which have experienced significant movement over short periods of time, and are affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates and global or regional consumption patterns, speculative activities and increased production due to improved mining and production methods. The recent price fluctuations in the price of all commodities for which the Company is presently exploring is an example of a situation over which the Company has no control and may materially adversely affect the Company in a manner that it may not be able to compensate for. The supply of and demand for minerals are affected by various factors, including political events, economic conditions and production costs in major producing regions. There can be no assurance that the price of any minerals produced from the Company’s properties will be such that any such deposits can be mined at a profit.

     Recent market events and conditions: From 2007 into early 2010, the U.S. credit markets have experienced serious disruption due to a deterioration in residential property values, defaults and delinquencies in the residential mortgage market (particularly, sub-prime and non-prime mortgages) and a decline in the credit quality of mortgage backed securities. These problems have led to a slow-down in residential housing market transactions, declining housing prices, delinquencies in non-mortgage consumer credit and a general decline in consumer confidence. These conditions caused a loss of confidence in the broader U.S. and global credit and financial markets and resulting in the collapse of, and government intervention in, major banks, financial institutions and insurers and creating a climate of greater volatility, less liquidity, widening of credit spreads, a lack of price transparency, increased credit losses and tighter credit conditions. Notwithstanding various actions by the U.S. and foreign governments, concerns about the general condition of the capital markets, financial instruments, banks, investment banks, insurers and other financial institutions caused the broader credit markets to further deteriorate and stock markets to decline substantially. In addition, general economic indicators have deteriorated, including declining consumer sentiment, increased unemployment and declining economic growth and uncertainty about corporate earnings.

     While these conditions appear to have improved slightly in later 2010, unprecedented disruptions in the credit and financial markets have had a significant material adverse impact on a number of financial institutions and have limited access to capital and credit for many companies. These disruptions could, among other things, make it more difficult for the Company to obtain, or increase its cost of obtaining, capital and financing for its operations. The Company’s access to additional capital may not be available on terms acceptable to it or at all.

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Year ended October 31, 2010	Page 15

     General Economic Conditions: The recent unprecedented events in global financial markets have had a profound impact on the global economy. Many industries, including the gold and base metal mining industry, are impacted by these market conditions. Some of the key impacts of the current financial market turmoil include contraction in credit markets resulting in a widening of credit risk, devaluations and high volatility in global equity, commodity, foreign exchange and precious metal markets, and a lack of market liquidity. A continued or worsened slowdown in the financial markets or other economic conditions, including but not limited to, consumer spending, employment rates, business conditions, inflation, fuel and energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates, and tax rates may adversely affect the Company’s growth and profitability. Specifically:

  The global credit/liquidity crisis could impact the cost and availability of financing and the Company’s overall liquidity the volatility of gold and other base metal prices may impact the Company’s future revenues, profits and cash flow volatile energy prices, commodity and consumables prices and currency exchange rates impact potential production costs the devaluation and volatility of global stock markets impacts the valuation of the Company’s common shares (“Common Shares”), which may impact the Company’s ability to raise funds through the issuance of Common Shares

These factors could have a material adverse effect on the Company’s financial condition and results of operations.

     Share Price Volatility: In 2008 and 2009, worldwide securities markets, particularly those in the United States and Canada, have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly those considered exploration or development stage companies, have experienced unprecedented fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. Most significantly, the share prices of junior natural resource companies have experienced an unprecedented decline in value and there has been a significant decline in the number of buyers willing to purchase such securities. In addition, significantly higher redemptions by holders of mutual funds has forced many of such funds (including those holding the Company’s securities) to sell such securities at any price. As a consequence, despite the Company’s past success in securing significant equity financing, market forces may render it difficult or impossible for the Company to secure placees to purchase new share issues at a price which will not lead to severe dilution to existing shareholders, or at all.

Therefore, there can be no assurance that significant fluctuations in the trading price of the Company’s common shares will not occur, or that such fluctuations will not materially adversely impact on the Company’s ability to raise equity funding without significant dilution to its existing shareholders, or at all.

     Permits and Licenses: The operations of the Company will require licenses and permits from various governmental authorities. There can be no assurance that the Company will be able to obtain all necessary licenses and permits that may be required to carry out exploration, development and mining operations at its projects, on reasonable terms or at all. Delays or a failure to obtain such licenses and permits, or a failure to comply with the terms of any such licenses and permits that the Company does obtain, could have a material adverse effect on the Company.

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Year ended October 31, 2010	Page 16

     Acquisition of Mineral Properties under Agreements: The agreements pursuant to which the Company has the right to acquire a number of its properties provide that the Company must make a series of cash payments and/or share issuances over certain time periods, expend certain minimum amounts on the exploration of the properties or contribute its share of ongoing expenditures. Failure by the Company to make such payments, issue such shares or make such expenditures in a timely fashion may result in the Company losing its interest in such properties. There can be no assurance that the Company will have, or be able to obtain, the necessary financial resources to be able to maintain all of its property agreements in good standing, or to be able to comply with all of its obligations thereunder, with the result that the Company could forfeit its interest in one or more of its mineral properties.

     Title Matters: The acquisition of title to mineral properties in Mexico, Peru and Argentina is a very detailed and time-consuming process. Title to, and the area of, mineral concessions may be disputed. While the Company has diligently investigated title to all mineral properties in which it has an interest and, to the best of its knowledge, title to all such properties is in good standing or, where not yet granted, the application process appears to be proceeding normally in all the circumstances, this should not be construed as a guarantee of title or that any such applications for concessions will be granted. Title to mineral properties may be affected by undetected defects such as aboriginal or indigenous peoples’ land claims, or unregistered agreements or transfers. The Company has not obtained title opinions for the majority of its mineral properties. Not all the mineral properties in which the Company has an interest have been surveyed, and their actual extent and location may be in doubt.

     Surface Rights and Access: Although the Company acquires the rights to some or all of the minerals in the ground subject to the mineral tenures that it acquires, or has a right to acquire, in most cases it does not thereby acquire any rights to, or ownership of, the surface to the areas covered by its mineral tenures. In such cases, applicable mining laws usually provide for rights of access to the surface for the purpose of carrying on mining activities, however, the enforcement of such rights through the courts can be costly and time consuming. It is necessary to negotiate surface access or to purchase the surface rights if long-term access is required. There can be no guarantee that, despite having the right at law to access the surface and carry on mining activities, the Company will be able to negotiate satisfactory agreements with any such existing landowners/occupiers for such access or purchase of such surface rights, and therefore it may be unable to carry out planned mining activities. In addition, in circumstances where such access is denied, or no agreement can be reached, the Company may need to rely on the assistance of local officials or the courts in the applicable jurisdiction, the outcomes of which cannot be predicted with any certainty. The inability of the Company to secure surface access or purchase required surface rights could materially and adversely affect the timing, cost or overall ability of the Company to develop any mineral deposits it may locate. This is a particular problem in many areas of Mexico, Argentina and Peru, where blockades of access to the Company’s properties, hostile actions by local communities and the potential unwillingness of local police or governmental officials to assist a foreign company against its own citizens can result in the Company being unable to carry out any exploration activities despite being legally authorized to do so and having complied with all applicable local laws and requirements.

     No Assurance of Profitability: The Company has no history of production or earnings and due to the nature of its business there can be no assurance that the Company will be profitable. The Company has not paid dividends on its shares since incorporation and does not anticipate doing so in the foreseeable future. All of the Company’s properties are in the exploration stage and the Company has not defined or delineated any proven or probable reserves on any of its properties. None of the Company’s properties are currently under development. Continued exploration of its existing properties and the future development of any properties found to be economically feasible, will require significant funds. The only present source of funds available to the Company is through the sale of its equity securities or the sale or optioning of a portion of its interest in its mineral properties. Even if the results of exploration are encouraging, the Company may not have sufficient funds to conduct the further exploration that may be necessary to determine whether or not a commercially mineable deposit exists. While the Company may generate additional working capital through further equity offerings or through the sale or possible syndication of its properties, there is no assurance that any such funds will be available on favourable terms, or at all. At present, it is impossible to determine what amounts of additional funds, if any, may be required. Failure to raise such additional capital could put the continued viability of the Company at risk.

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Year ended October 31, 2010	Page 17

     Uninsured or Uninsurable Risks: Exploration, development and mining operations involve various hazards, including environmental hazards, industrial accidents, metallurgical and other processing problems, unusual or unexpected rock formations, structural cave-ins or slides, flooding, fires, metal losses and periodic interruptions due to inclement or hazardous weather conditions. These risks could result in damage to or destruction of mineral properties, facilities or other property, personal injury, environmental damage, delays in operations, increased cost of operations, monetary losses and possible legal liability. The Company may not be able to obtain insurance to cover these risks at economically feasible premiums or at all. The Company may elect not to insure where premium costs are disproportionate to the Company’s perception of the relevant risks. The payment of such insurance premiums and of such liabilities would reduce the funds available for exploration and production activities.

     Government Regulation: Any exploration, development or mining operations carried on by the Company will be subject to government legislation, policies and controls relating to prospecting, development, production, environmental protection, mining taxes and labour standards. The Company cannot predict whether or not such legislation, policies or controls, as presently in effect, will remain so, and any changes therein (for example, significant new royalties or taxes), which are completely outside the control of the Company, may materially adversely affect to ability of the Company to continue its planned business within any such jurisdictions.

     Foreign Countries and Political Risk: The Company has mineral properties located in Peru, Argentina, Mexico and the United States. In such countries, mineral exploration and mining activities may be affected in varying degrees by political or economic instability, expropriation of property and changes in government regulations such as tax laws, business laws, environmental laws and mining laws. Any changes in regulations or shifts in political conditions are beyond the control of the Company and may materially adversely affect it business, or if significant enough, may make it impossible to continue to operate in certain countries. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, foreign exchange restrictions, export controls, income taxes, expropriation of property, environmental legislation and mine safety.

     Dependence Upon Others and Key Personnel: The success of the Company’s operations will depend upon numerous factors, many of which are beyond the Company’s control, including (i) the ability of the Company to enter into strategic alliances through a combination of one or more joint ventures, mergers or acquisition transactions; and (ii) the ability to attract and retain additional key personnel in exploration, mine development, sales, marketing, technical support and finance. These and other factors will require the use of outside suppliers as well as the talents and efforts of the Company. There can be no assurance of success with any or all of these factors on which the Company’s operations will depend. The Company has relied and may continue to rely, upon consultants and others for operating expertise.

     Exploration and Mining Risks: Fires, power outages, labour disruptions, flooding, explosions, cave-ins, landslides and the inability to obtain suitable or adequate machinery, equipment or labour are other risks involved in the operation of mines and the conduct of exploration programs. Substantial expenditures are required to establish reserves through drilling, to develop metallurgical processes, to develop the mining and processing facilities and infrastructure at any site chosen for mining. Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that funds required for development can be obtained on a timely basis. The economics of developing mineral properties is affected by many factors including the cost of operations, variations of the grade of ore mined, fluctuations in the price of gold or other minerals produced, costs of processing equipment and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. In addition, the grade of mineralization ultimately mined may differ from that indicated by drilling results and such differences could be material. Short term factors, such as the need for orderly development of ore bodies or the processing of new or different grades, may have an adverse effect on mining operations and on the results of operations. There can be no assurance that minerals recovered in small scale laboratory tests will be duplicated in large scale tests under on-site conditions or in production scale operations. Material changes in geological resources, grades, stripping ratios or recovery rates may affect the economic viability of projects.

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Year ended October 31, 2010	Page 18

     Currency Fluctuations: The Company presently maintains its accounts in Canadian dollars. Due to the nature of its operations in such countries, the Company also maintains accounts in U.S. dollars, Mexican and Argentinean pesos and Peruvian nuevo soles. The Company’s operations in the United States, Mexico, Argentina and Peru and its proposed payment commitments and exploration expenditures under many of the agreements pursuant to which it holds, or has a right to acquire, an interest in its mineral properties are denominated in U.S. dollars, making it subject to foreign currency fluctuations. Such fluctuations are out of its control and may materially adversely affect the Company’s financial position and results. The Company does not engage in any hedging programs with respect to currencies.

     Environmental Restrictions: The activities of the Company are subject to environmental regulations promulgated by government agencies in different countries from time to time. Environmental legislation generally provides for restrictions and prohibitions on spills, releases or emissions into the air, discharges into water, management of waste, management of hazardous substances, protection of natural resources, antiquities and endangered species and reclamation of lands disturbed by mining operations. Certain types of operations require the submission and approval of environmental impact assessments. Environmental legislation is evolving in a manner which means stricter standards, and enforcement, fines and penalties for non-compliance are more stringent. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees. The cost of compliance with changes in governmental regulations has a potential to reduce the profitability of operations.

     Regulatory Requirements: The activities of the Company are subject to extensive regulations governing various matters, including environmental protection, management and use of toxic substances and explosives, management of natural resources, exploration, development of mines, production and post-closure reclamation, exports, price controls, taxation, regulations concerning business dealings with indigenous peoples, labour standards on occupational health and safety, including mine safety, and historic and cultural preservation. Failure to comply with applicable laws and regulations may result in civil or criminal fines or penalties, enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions, any of which could result in the Company incurring significant expenditures. The Company may also be required to compensate those suffering loss or damage by reason of a breach of such laws, regulations or permitting requirements. It is also possible that future laws and regulations, or more stringent enforcement of current laws and regulations by governmental authorities, could cause additional expense, capital expenditures, restrictions on or suspension of the Company’s operations and delays in the exploration and development of the Company’s properties.

     Limited Experience with Development-Stage Mining Operations: The Company has limited experience in placing resource properties into production, and its ability to do so will be dependent upon using the services of appropriately experienced personnel or entering into agreements with other major resource companies that can provide such expertise. There can be no assurance that the Company will have available to it the necessary expertise when and if it places its resource properties into production.

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Year ended October 31, 2010	Page 19

     Estimates of Mineral Reserves and Resources and Production Risks: The mineral resource estimates presented in the Company’s filings with securities regulatory authorities, press releases and other public statements that may be made from time to time are based upon estimates made by Company personnel and independent geologists, and no assurance can be given that any particular level of recovery of minerals will in fact be realized or that an identified reserve or resource will ever qualify as a commercially mineable (or viable) deposit which can be legally and economically exploited. The estimating of mineral resources and mineral reserves is a subjective process and the accuracy of mineral resource and mineral reserve estimates is a function of the quantity and quality of available data, the accuracy of statistical computations, and the assumptions used and judgments made in interpreting available engineering and geological information. There is significant uncertainty in any mineral resource or mineral reserve estimate and the actual deposits encountered and the economic viability of a deposit may differ materially from the Company’s estimates. Accordingly, there can be no assurance that:

  these estimates will be accurate;

  reserves, resource or other mineralization figures will be accurate; or

  this mineralization could be mined or processed profitably.

Because the Company has not commenced production at any of its properties, and has not defined or delineated any proven or probable reserves on any of its properties, mineralization estimates for the Company’s properties may require adjustments or downward revisions based upon further exploration or development work or actual production experience. In addition, the grade of mineralization ultimately mined may differ from that indicated by drilling results and such differences could be material. There can be no assurance that minerals recovered in small-scale tests will be duplicated in large-scale tests under on-site conditions or in production scale. Production can be affected by such factors as permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. Short term factors, such as the need for orderly development of deposits or the processing of new or different grades, may have a material adverse effect on mining operations and on the results of operations. There can be no assurance that minerals recovered in small scale laboratory tests will be duplicated in large scale tests under on-site conditions or in production scale operations. Material changes in reserves or resources, grades, stripping ratios or recovery rates may affect the economic viability of projects. The estimated resources described in the Company’s filings with securities regulatory authorities, press releases and other public statements that may be made from time to time should not be interpreted as assurances of mine life or of the profitability of future operations. Estimated mineral resources and mineral reserves may have to be re-estimated based on changes in applicable commodity prices, further exploration or development activity or actual production experience. This could materially and adversely affect estimates of the volume or grade of mineralization, estimated recovery rates or other important factors that influence mineral resource or mineral reserve estimates. Market price fluctuations for gold, silver or base metals, increased production costs or reduced recovery rates or other factors may render any particular reserves uneconomical or unprofitable to develop at a particular site or sites. A reduction in estimated reserves could require material write downs in investment in the affected mining property and increased amortization, reclamation and closure charges.

     Mineral resources are not mineral reserves and there is no assurance that any mineral resources will ultimately be reclassified as proven or probable reserves. Mineral resources which are not mineral reserves do not have demonstrated economic viability. The failure to establish proven and probable reserves could restrict the Company’s ability to successfully implement its strategies for long-term growth.

     Enforcement of Civil Liabilities: As most of the assets of the Company and its subsidiaries are located outside of Canada and the United States, and certain of the directors and officers of the Company are resident outside of Canada and/or the United States, it may be difficult or impossible to enforce judgements granted by a court in Canada or the United States against the assets of the Company and its subsidiaries or the directors and officers of the Company residing outside of such country.

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Year ended October 31, 2010	Page 20

     Mining Industry is Intensely Competitive: The Company’s business of the acquisition, exploration and development of mineral properties is intensely competitive. The Company may be at a competitive disadvantage in acquiring additional mining properties because it must compete with other individuals and companies, many of which have greater financial resources, operational experience and technical capabilities than the Company. The Company may also encounter increasing competition from other mining companies in efforts to hire experienced mining professionals. Competition for exploration resources at all levels is currently very intense, particularly affecting the availability of manpower, drill rigs and helicopters. Increased competition could adversely affect the Company’s ability to attract necessary capital funding or acquire suitable producing properties or prospects for mineral exploration in the future.

     The Company may be a “passive foreign investment company” under the U.S. Internal Revenue Code, which may result in material adverse U.S. federal income tax consequences to investors in Common Shares that are U.S. taxpayers: Investors in Common Shares that are U.S. taxpayers should be aware that Cardero believes that it has been in one or more prior tax years, and may be in current and future tax years, a “passive foreign investment company” under Section 1297(a) of the U.S. Internal Revenue Code (a “PFIC”). However, no determination has been made regarding Cardero’s PFIC status for any particular tax year. If Cardero is or becomes a PFIC, generally any gain recognized on the sale of the Common Shares and any “excess distributions” (as specifically defined) paid on the Common Shares must be rateably allocated to each day in a U.S. taxpayer’s holding period for the Common Shares. The amount of any such gain or excess distribution allocated to prior years of such U.S. taxpayer’s holding period for the Common Shares generally will be subject to U.S. federal income tax at the highest tax applicable to ordinary income in each such prior year, and the U.S. taxpayer will be required to pay interest on the resulting tax liability for each such prior year, calculated as if such tax liability had been due in each such prior year. The amount of any such gain or excess distribution allocated to the tax year of disposition or distribution of the excess distribution and to years before the entity became a PFIC, if any, would be taxed as ordinary income.

Alternatively, a U.S. taxpayer that makes a “qualified electing fund” (a “QEF”) election with respect to Cardero generally will be subject to U.S. federal income tax on such U.S. taxpayer’s pro rata share of Cardero’s “net capital gain” and “ordinary earnings” (as specifically defined and calculated under U.S. federal income tax rules), regardless of whether such amounts are actually distributed by Cardero. U.S. taxpayers should be aware, however, that there can be no assurance that Cardero will satisfy record keeping requirements under the QEF rules or that Cardero will supply U.S. taxpayers with required information under the QEF rules, if Cardero is a PFIC and a U.S. taxpayer wishes to make a QEF election. As a second alternative, a U.S. taxpayer may make a “mark-to-market election” if Cardero is a PFIC and the Common Shares are “marketable stock” (as specifically defined). A U.S. taxpayer that makes a mark-to-market election generally will include in gross income, for each taxable year in which Cardero is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the Common Shares as of the close of such taxable year over (b) such U.S. taxpayer’s adjusted tax basis in the Common Shares.

The above paragraphs contain only a brief summary of certain U.S. federal income tax considerations. Investors should consult their own tax advisor regarding the PFIC rules and other U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares.

RESULTS OF OPERATIONS

During the year ended October 31, 2010, the Company had net income $44,950,970 or $0.77 per share as compared to a net loss of ($254,628) or $0.01 per share for 2009 and ($15,829,662) or $0.29 in 2008.

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Year ended October 31, 2010	Page 21

The following discussion explains the variations in the key components of these numbers but, as with most junior mineral exploration companies, the results of operations are not the main factor in establishing the financial health of the Company. Of far greater significance are the mineral properties in which the Company has, or may earn, an interest, its working capital and how many shares it has outstanding. Quarterly results can vary significantly depending on whether the Company has abandoned any properties or granted any stock options.

	2010	2009	2008
Net income (loss) for the year	44,950,970	(254,628)	(15,829,662)
Net income (loss) per share	0.77	(0.01)	(0.29)
Interest income	36	24,575	92,501
General & administrative costs	8,919573	6,922,387	8,999,874
Stock-based compensation component	1,695,941	1,192,109	3,789,920
Write-down of resource properties	8,498,083	3,070,287	5,366,125

Year ended October 31, 2010 compared to year ended October 31, 2009

In the year ended October 31, 2010, the Company had a net income of $44,950,970 compared to a net loss of $254,628 for the year ended October 31, 2009. The following discussion explains the variations in key components of these numbers.

During the year ended October 31, 2010, payments received of $93,607,400 (USD 88,000,000) from the sale of Pampa de Pongo property were recognized in other income, net of related property costs of $645,276 and transaction costs of $5,234,967 for a gain of $87,727,517 (2009 - $8,597,655, 2008 - $nil) and before applicable income taxes.

The Company’s general and administrative costs were $8,919,573, compared to $6,922,387 in 2009. The major expense categories involved in this increase were consulting fees of $1,828,250 (2009 - $1,276,789), salaries of $3,238,965 (2009 - $2,215,861) and investor relations of $1,184,166 (2009 - $601,191). All of these categories were affected by $811,000 in bonuses paid to its directors ($93,600), employees ($687,400) and consultants ($30,000) during the year versus $Nil in the comparative period.

Consulting fees primarily increased due to:

i)	personnel costs in Peru have been recorded in consulting in 2010 ($523,020) whereas in 2009 similar costs of $450,807 were recorded as salaries;

ii)	stock-based compensation charges of $217,132 (2009 - $492,953);

iii)	additional consultants at head office which accounts for $339,426 of increased cost; and

iv)	a bonus allocation of $30,000.

Salary costs primarily increased due to:

i)	a $458,083 increase in stock-based compensation on options granted to employees (2010 - $1,106,844, 2009 - $648,761);

ii)	a bonus allocation of $781,000 in fiscal 2010;

iii)	a net decrease of approximately $134,000 in salaries attributable to the subsidiaries; and

iv)	a net decrease due to the reclassification of personnel costs in Peru referred to above.

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Year ended October 31, 2010	Page 22

Investor relations primarily increased due to:

i)	a $321,570 increase in stock-based compensation on options granted (2010 - $371,965, 2009 - $50,395);

ii)	an increase in Company promotion costs of $193,832 (2010 – $226,668, 2009 - $32,836); and

iii)	an increase in travel and trade show activity of approximately $86,378.

Office expenses primarily increased due to:

i)	an upgrade of computer equipment of approximately $60,000 in 2010;

ii)	donations of $68,500 in 2010 ($6,200 in 2009);

iii)	a rent increase $45,229 (2010 – $143,423, 2009 - $98,194);

iv)	a general increase in head office costs not recovered from affiliated companies, together with bank transaction charges in Peru associated with the increase in funds on deposit there.

During the year ended October 31, 2010, the Company wrote off the property costs related to the Baja IOCG project, Mexico, in the amount of $8,498,083 (2009 - $3,070,287 the Chingolo and Huachi in Argentina as well as Amable Maria in Peru) as a result of disappointing exploration results to date.

Other gain (loss) items also include an unrealized gain (loss) of $1,346,746 (2009 - $349,424, 2008 - $(1,800,000)) in derivative investments, being the fair value of share purchase warrants, together with a loss of $483,461 (2009 - $795,000, 2008 - $Nil) relating to losses associated with investments accounted for using the equity method (2010 - Coalhunter and Abzu; 2009 – IMMG).

A significant portion of the cash the Company held during 2010 was in US dollars in Peru. Due to the substantial volatility of currency values during the period, the Company recognized a $3,832,001 foreign exchange loss (2009 – a loss of $418,566), of which $2,877,426 was unrealized (2009 - $32,360).

During the fiscal year ended October 31, 2010, the Company realized $939,651 of investment income from sales of ITH (99,000 shares), Trevail (155,000 shares), Corvus (1,414,900 shares), and Dorato (225,000 shares) common shares, versus an investment income of $2,718,254 on the sale of ITH (1,481,800 shares) and Wealth (2,580,500 shares) in 2009 and investment income of $258,920 in 2008.

Three months ended October 31, 2010 compared to three months ended October 31, 2009

During the three months ended October 31, 2010, the Company had a net income of $834,517 compared to a net loss of $1,840,937 for the three months ended October 31, 2009.

General and administrative expenses remained comparable in total (2010 - $2,073,166, 2009 - $2,062,086), however, the undernoted variances occurred in individual categories:

  Salary costs increased to $710,000 (2009 - $478,300) as the 2009 figure had been reduced by the impact of cost recoveries at the Company’s US subsidiaries which did not recur in 2010;

  Consulting fees decreased to $448,982 (2009 - $465,664) primarily due to stock based compensation which impacted 2009 but not the current quarter, offset by the reclassification of personnel costs in Peru and additional consulting costs at the head office;

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Year ended October 31, 2010	Page 23

  Professional fees increased to $317,182 (2009 - $185,445) due to quarterly auditor review of financial statements and increased audit costs; and

  The Company incurred bad debt expense of $468,099 in 2009 that did not recur in the current quarter.

Other items showed a gain of $1,007,443 in the current quarter versus a loss of $1,012,226 in the comparable quarter of 2009. Significant areas of change include:

  Foreign exchange resulted in a loss of $325,266 (2009 – ($15,161)) compared to a small gain the previous year;

  Realized gains from the sale of available-for-sale investments were $641,042 (2009 - $335,765);

  Resource property write-offs amounts to $17,195 (2009 - $473,795);

  Unrealized gains on derivative investments (warrants) were $1,140,163 (2009 - $Nil); and

  Losses on investments accounted for using the equity method were $463,337 (2009 - $778, 825).

SUMMARY OF QUARTERLY RESULTS

The table below sets out the quarterly results, expressed in Canadian dollars, for the past three fiscal years:

Fiscal 2010

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Total revenue	$411	$(993)	426	192
Gain (loss) on resource property transactions	89,406,016	(780,415)	(891,388)	(7,056)
Gain on sale of investments	136,092	162,517	-	641,042
Net income (loss)	62,261,575	(14,053,095)	(4,092,028)	834,517
Net income per share	1.06	(0.24)	(0.07)	0.01
Comprehensive income (loss)	69,081,221	(11,456,150)	(6,854,748)	11,404,744

Fiscal 2009

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Total revenue	$7,131	$5,446	$(135)	12,133
Gain (loss) on resource property transactions	-	-	8,731,350	(133,695)
Gain on sale of investment	660,103	1,722,356	-	335,795
Net income (loss)	(2,997,821)	193,054	4,391,076	(1,840,937)
Net loss per share	(0.05)	0.00	0.08	(0.03)
Comprehensive income (loss)	1,400,502	(671,416)	6,506,293	2,895,749

Fiscal 2008

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Total revenue	$3,593	$17,427	$14,721	$56,760
Gain on sale of investment	-	66,963	81,014	110,943
Net income (loss)	(1,788,629)	(3,834,843)	(3,744,818)	(6,461,372)
Net loss per share	(0.04)	(0.07)	(0.07)	(0.11)
Comprehensive income (loss)	(1,058,629)	(7,285,919)	(2,259,782)	(7,299,592)

Notes:

1)	There were no discontinued operations or extraordinary items in the periods under review.

2)	The basic and diluted losses per share were the same in each of the periods.

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Year ended October 31, 2010	Page 24

The variation seen over such quarters is primarily dependent upon the success of the Company’s ongoing property evaluation program and the timing and results of the Company’s exploration activities on its then current properties, none of which are possible to predict with any accuracy. There are no general trends regarding the Company’s quarterly results, and the Company’s business of mineral exploration is not seasonal. Quarterly results can vary significantly depending on whether the Company has abandoned any properties or granted any stock options or paid any employee bonuses and these are the factors that account for material variations in the Company’s quarterly net losses, none of which are predictable. In addition, results in fiscal 2010 were significantly influenced by the one-time sale of the Pampa de Pongo property. While the Company may seek, in the future, to sell some or all of the interests in other of its mineral properties, the timing and potential effect of any such sale is impossible to predict. The write-off of mineral properties can have a material effect on quarterly results as and when they occur. Another factor which can cause a material variation in net loss on a quarterly basis is the grant of stock options due to the resulting stock-based compensation charges which can be significant when they arise. The payment of employee bonuses (which tend to be awarded in July), being once-yearly charges, can also materially affect operating losses for the quarters in which they occur. General operating costs other than the specific items noted above tend to be quite similar from period to period. The variation in income is related solely to the interest earned on funds held by the Company, which is dependent upon the success of the Company in raising the required financing for its activities which will vary with overall market conditions, and is therefore difficult to predict.

LIQUIDITY AND CAPITAL RESOURCES

The Company has no revenue generating operations from which it can internally generate funds. To date, the Company’s ongoing operations have been predominantly financed by the sale of its equity securities by way of private placements and the subsequent exercise of share purchase warrants and broker options issued in connection with such private placements. However, the exercise of warrants/options is dependent primarily on the market price and overall market liquidity of the Company’s securities at or near the expiry date of such warrants/options (over which the Company has no control) and therefore there can be no guarantee that any existing warrants/options will be exercised. In addition, the Company can raise funds through the sale of interests in its mineral properties (as, for example, with the sale of the Pampa de Pongo project). The Company has completed the sale of Pampa de Pongo, and received the final payment of USD 88 million on account of the USD 100 million purchase price in the fiscal year ending October 31, 2010, which raised $88,372,433 net of costs.

The Company expects that it will operate at a loss for the foreseeable future, notwithstanding the income recognized on the Pampa de Pongo transaction in the third quarter of fiscal 2009 and in the first quarter of fiscal 2010. The Company currently has no funding commitments or arrangements for additional financing at this time (other than the potential exercise of outstanding options or warrants or the sale of some or all of its investments) and there is no assurance that the Company will be able to obtain additional financing on acceptable terms, if at all. There is significant uncertainty that the Company will be able to secure any additional financing required for the development of any of its mineral properties, or to develop any advanced properties that it may acquire. The quantity of funds to be raised and the terms of any proposed equity financing that may be undertaken will be negotiated by management as opportunities to raise funds arise. Specific plans related to the use of proceeds will be devised once financing has been completed and management knows what funds will be available for these purposes.

As at October 31, 2010, the Company reported cash and cash equivalents of $52,264,003 compared to $61,804,055 at July 31, 2010 and $5,823,196 as at October 31, 2009. The change in cash over the year is comprised of funds provided from investing activities of $60,525,140 (principally from the proceeds of the Pampa de Pongo transaction), less $10,923,832 used in operations and $283,075 used in financing activities due to the normal course issuer bid. As at October 31, 2010, the Company had working capital of $26,549,076, compared to working capital of $36,026,076 at July 31, 2010 and $3,803,620 at October 31, 2009.

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Year ended October 31, 2010	Page 25

The Company has no exposure to any asset-backed commercial paper. Other than cash held by its subsidiaries for their immediate operating needs in the United States, Mexico, Peru and Argentina, all of the Company’s cash reserves are on deposit with major financial institutions or invested in Government of Canada Treasury Bills or Banker’s Acceptances issued by major Canadian chartered banks. The Company does not believe that the credit, liquidity or market risks with respect thereto have increased as a result of the current market conditions. However, in order to achieve greater security for the preservation of its capital, the Company has, of necessity, been required to accept lower rates of interest which has also lowered its potential interest income.

The following table discloses the Company’s contractual obligations for mineral property lease and option payments and committed operating lease obligations. The Company does not have any long-term debt or loan obligations. Under the terms of certain option agreements and mineral property leases, the Company is required to make certain scheduled acquisition payments, incur certain levels of expenditures, and make lease and/or advance royalty payments as summarized in the table below in order to maintain and preserve the Company’s interests in the related mineral properties. If the Company is unable or unwilling to make any such payments or incur such expenditures, the Company would lose or forfeit its rights to acquire or hold the related mineral properties. However, such payments are optional, and the Company can choose not to make such payments.

Contractual Obligations	Payments Due by Period(3)
	Total	Prior to October 31,	November 1,	November 1, 2014
		2011(9 months)	2011 to October	to October 31,
			31, 2014 (36	2017 (36 months)
			months)
Mineral Property Leases/Options(1)(2)	6,415,800	52,800	6,171,000	192,000
Operating Lease Obligations	3,164,540	681,794	1,473,088	1,009,658
Total Contractual Obligations	9,580,340	734,594	7,644,088	1,201,658

Notes:

1.	Does not include required work expenditures, as it is assumed that the required expenditure level is significantly below the work which will actually be carried out by the Company.

2.	Does not include potential royalties that may be payable (other than annual minimum royalty payments).

3.	Assumes CAD and USD at par.

OFF BALANCE-SHEET ARRANGMENTS

The Company has no off-balance sheet arrangements.

TRANSACTIONS WITH RELATED PARTIES

	2010	2009
Consulting fees	$224,159	$90,000
Professional fees	$87,056	$136,425

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Year ended October 31, 2010	Page 26

At October 31, 2010, there was $7,700 (2009 - $18,900) included in accounts payable and accrued liabilities. Professional fees include amounts paid to a law firm of which a director is a shareholder.

Amounts due from related parties are comprised as follows:

	2010	2009
Unsecured promissory notes, 1% per annum, due the earlier of 30 days after demand or the due date, if applicable:
Trevali Resource Corp.	$78,227	$290,003
Wealth Minerals Ltd.	305,871	121,393
Dorato Resources Inc.	143,193	25,490
Indico Resources Ltd.	468,819	418
Abzu Resources Ltd.	208,345	-
International Minerals & Mines Ltd.	18,820	-
Directors, employees and other	138,275	150,652
	$1,361,550	$587,956

The Company recovered $894,131 during the year ended October 31, 2010 (2009 - $764,875) in rent and administration costs from Wealth Minerals Ltd. (“Wealth”), International Tower Hill Mines Ltd. (“ITH”), Dorato Resources Inc. (“Dorato”), Indico Resources Ltd. (“Indico”), Trevali Resources Corp. (“Trevali”), Balmoral Resources Ltd. (“Balmoral”), Abzu Gold Ltd. (“Abzu”), and Lawrence W. Talbot Law Corporation (“LWTLC”), companies with common officers or directors.

These charges were measured by the exchange amount, which is the amount agreed upon by the transacting parties.

Mr. Stephan Fitch, a director of the Company, is a director and significant shareholder of a private company which is the major shareholder (67%) of International Minerals and Mines Ltd. (“IMM”). The Company has a 15% interest in IMM Gold Limited (“IMMG”) (a subsidiary of IMM) which was purchased from IMM. This transaction was approved by the Company’s audit committee and board of directors (other than Mr. Fitch, who abstained from voting in each case). The Company has determined that it has an obligation to issue an additional 214,843 common shares to IMM pursuant to the acquisition of its initial 15% investment in IMMG, the final issuance of which is currently the subject of on-going negotiations with IMM. The Company determined not to acquire an additional 15% interest in IMMG and did not therefore issue the additional 1,000,000 common shares on or before December 31, 2009.

Effective October 1, 2005, the Company retained Mr. Carlos Ballon of Lima, Peru, to provide management services on behalf of the Company in Peru through his private Peruvian company, Minera Koripampa del Peru S.A. (“Koripampa”), for a fee of USD 10,000 per month (reduced to USD 7,500 per month starting from March 2007), which has been expensed to consulting fees. Mr. Ballon became President of Cardero Peru S.A. (“Cardero Peru”) in April 2006. Accordingly, Mr. Ballon is a related party with respect to the Company. Prior to Mr. Ballon becoming a related party, the Company entered into a number of mineral property acquisition/option agreements with either Koripampa or Sudamericana de Metales Peru S.A., another private Peruvian company controlled by Mr. Ballon. Such property transactions include those with respect to the Carbonera and Daniella Properties, the Pampa de Pongo Property, the Katanga Property and the Corongo Property.

The presidents of Minerales y Metales California S.A.C. (“MMC”) and Cardero Argentina S.A. (“Cardero Argentina”) provide management services for USD 3,750 each per month, which is expensed to consulting fees or capitalized to property costs, depending upon the nature of the services.

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Year ended October 31, 2010	Page 27

The Company has entered into a retainer agreement dated May 1, 2007 with LWTLC, pursuant to which LWTLC agrees to provide legal services to the Company. Pursuant to the retainer agreement, the Company has agreed to pay LWTLC a minimum annual retainer of $82,500 (plus applicable taxes and disbursements). The retainer agreement may be terminated by LWTLC on reasonable notice, and by the Company on one year’s notice (or payment of one year’s retainer in lieu of notice).

PROPOSED TRANSACTIONS

Although the Company is currently investigating/negotiating a number of additional property acquisitions, and is entertaining proposals for the sale or option/joint venture of one or more of its properties, as at the date of this MD&A there are no proposed transactions where the Board of Directors, or senior management who believe that confirmation of the decision by the Board is probable, have decided to proceed with.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Areas requiring the use of estimates in the preparation of the Company’s financial statements include the rates of amortization for equipment, the potential recovery of resource property interests, the assumptions used in the determination of the fair value of SBC and the determination of the valuation allowance for future income tax assets. Management believes the estimates used are reasonable; however, actual results could differ materially from those estimates and, if so, would impact future results of operations and cash flows.

CHANGES IN ACCOUNTING POLICIES

There have been no changes in the Company’s accounting policies since November 1, 2009, being the start of the Company’s most recently completed fiscal year.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The Company’s cash and resource related investments in common shares of public companies are classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices.

The Company’s equity investments, resource related investments in warrants and accounts payable, are classified at Level 2 of the fair value hierarchy because they are derived directly from the prices of services provided by these parties; however, this is not readily measurable in an active market. The Company does not believe that it is exposed to any material risk with respect thereto.

The Company’s cash at October 31, 2010 was $52,264,003 of which $46,228,324 was held in US, Mexican, Argentinean and Peruvian currencies.

The Company’s receivables and payables at October 31, 2010 were normal course business items that are settled on a regular basis. The Company’s investments in ITH, Corvus Gold Ltd. (“Corvus), Trevali, Wealth, Indico, Dorato and Kria Resources Ltd. (“Kria”) are carried at quoted market value or an estimate thereof, and are classified as “available-for-sale” for accounting purposes. The Company’s investment in Ethos is classified as “held-for-trading” for accounting purposes. All resource related investments in warrants are classified as held-for-trading and are considered derivative financial instruments where changes to the fair value are included in net income. The Company has no current plans to dispose of any significant portion of its resource-related investments, but may determine to do so if necessary to raise funds for its ongoing operations.

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Year ended October 31, 2010	Page 28

MATERIAL PROCEEDINGS

The Company is not a party to any material proceedings.

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are controls and other procedures that are designed to provide reasonable assurance that all relevant information required to be disclosed in the Company’s reports filed or submitted as part of the Company’s continuous disclosure requirements is gathered and reported to senior management, including the Company’s Chief Executive Officer and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure and such information can be recorded, processed, summarized and reported within the time periods specified by applicable regulatory authorities.

Management of the Company, with the participation of the Chief Executive Officer and the Chief Financial Officer, has evaluated the effectiveness of the Company’s disclosure controls and procedures as at October 31, 2010 as required by Canadian and US securities laws. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that, as of October 31, 2010, the disclosure controls and procedures were effective.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

Internal control over financial reporting means a process designed by, or under the supervision of, the Company’s certifying officers, and effected by the Company’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Company’s GAAP and includes those policies and procedures that:

(a)	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;

(b)	are designed to provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with the Company’s GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

(c)	are designed to provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the annual financial statements or interim financial statements.

The Chief Executive Officer and Chief Financial Officer have concluded that there has been no change in the Company’s internal control over financial reporting during the period beginning on November 1, 2009 and ended on October 31, 2010, that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS

General

The Canadian Accounting Standards Board has confirmed that effective on January 1, 2011, IFRS replaced Canadian Generally Accepted Accounting Policies (GAAP) as the basis for accounting for publicly accountable enterprises. The first period reported under IFRS by the Company will be the three month period ended January 31, 2012 and the Company’s first fiscal year end date under IFRS will be the fiscal year ending October 31, 2012.

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Year ended October 31, 2010	Page 29

The change from Canadian GAAP to IFRS will be a significant undertaking and may have significant effects on the Company’s accounting, internal controls, disclosure controls and financial statement presentation.

The Company commenced transition plan development in November 2009. The Company has determined its preliminary IFRS policy decisions and significant expected accounting differences, based on an analysis of the current IFRS standards, and the following section outlines each of these. As the conversion work continues, additional differences between Canadian GAAP and IFRS may be identified. As a result, these accounting policy choices may change prior to the adoption of IFRS on November 1, 2011. Although the Company has identified key accounting policy differences, the impact of these differences to its financial statements has not been determined at this time. Decisions with respect to accounting policy changes, outlined below, may change once management has quantified and thoroughly analyzed the effects of such changes and has presented them for final review and approval by the Company’s Audit Committee.

First-time Adoption of IFRS (IFRS 1)

In the first year of transition to IFRS, a company is allowed to elect certain exceptions from IFRS in order not to apply each IFRS on a retrospective basis. IFRS 1 has certain mandatory exemptions as well as limited optional exemptions. Based on analysis to date, the Company expects to apply the following optional exemptions under IFRS 1 that will be significant in preparing the financial statements under IFRS:

  Business Combinations – A company may elect, on transition to IFRS, to either restate all past business combinations in accordance with IFRS 3 “Business Combinations” or to apply an optional exemption from applying IFRS 3 to past business combinations. The Company will elect, on transition to IFRS, to apply the optional exemption such that transactions entered into prior to the transition date of November 1, 2010 will not be restated.

  Share-Based Payments – A company may elect not to apply IFRS 2 “Share-Based Payments” to equity instruments which vested before the transition date to IFRS. The Company will elect, on transition to IFRS, to apply the optional exemption such that equity instruments which vested prior to the transition date of November 1, 2010, will not be restated.

IFRS to Canadian GAAP differences

The following is the preliminary difference between the Company’s Canadian GAAP accounting policies and the policy choices available under IFRS. Based on analysis to date, management believes they may not be material:

Share-based payments – Canadian GAAP allows certain policy choices in the calculation of stock based compensation. The Company currently amortizes grants in their entirety on a straight-line basis over the vesting term. IFRS standards require each tranche in the grant to be amortized over its respective vesting period. As a result of these changes, share-based compensation expense will be accelerated under IFRS. In addition, unvested options at November 1, 2011 will be revalued under IFRS, with consequent adjustments to opening retained earnings. The Company currently vests options at the date of the grant.

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Year ended October 31, 2010	Page 30

Additional Impacts of Adopting IFRS

The Company has determined that the main impact of IFRS on the Company will involve a significant increase in note disclosure as well as certain presentation differences.

Current IFRS Transition Work

  The Company is now quantifying the known differences between IFRS and Canadian GAAP.

  The Company’s finance group is continuing its education program to increase its understanding of IFRS.

  The Company will continue to review all proposed and continuing IFRS amendments by the various regulatory bodies and update or revise the project plan accordingly to ensure it accomplishes a timely and efficient transition to IFRS.

  The Company’s IFRS conversion project is currently on target to meet the changeover date of November 1, 2011.

DISCLOSURE OF OUTSTANDING SHARE DATA

1.	Authorized and Issued capital stock:

As at October 31, 2010:

Authorized	Issued		Book Value
An unlimited number of common shares without par value	58,373,302	(1)	$69,890,946

As at January 26, 2011:

Authorized	Issued		Book Value
An unlimited number of common shares without par value	58,948,302	(1)	$70,949,740

(1)	These numbers assume that the 312,300 common shares purchased by the Company under its normal course issuer bid, which commenced June 16, 2010 and runs until June 15, 2011 (“NCIB”), will be cancelled and returned to treasury (which has not yet happened). These 312,300 shares, together with any additional shares which may be purchased under the current NCIB, will be cancelled and returned to treasury upon the expiry of the current NCIB.

2.	Options Outstanding: As at October 31, 2010:

Number	Exercise Price	Expiry Date
575,000	$1.16	December 9, 2010
225,000	$1.39	April 9, 2011
1,000,000	$1.30	September 11, 2011
360,000	$1.31	December 11, 2011
500,000	$1.41	February 1, 2012
1,525,000	$1.16	July 27, 2012
1,125,000	$1.16	August 11, 2012
5,310,000

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Year ended October 31, 2010	Page 31

As at January 20, 2011:

Number	Exercise Price	Expiry Date
225,000	$1.39	April 9, 2011
1,000,000	$1.30	September 11, 2011
360,000	$1.31	December 11, 2011
500,000	$1.41	February 1, 2012
1,525,000	$1.16	July 27, 2012
1,125,000	$1.16	August 11, 2012
4,735,000

3. As at October 31 and January 20, 2011, there were no warrants/agent’s warrants outstanding.

The number of options remaining available for grant as at October 31, 2010 and 2009 were 527,330 and 354,348, respectively.

NYSE AMEX CORPORATE GOVERNANCE

The Company’s common shares are listed on the NYSE Amex LLC (“NYSE Amex”). Section 110 of the NYSE Amex Company Guide permits NYSE Amex to consider the laws, customs and practices of foreign issuers in relaxing certain NYSE Amex listing criteria, and to grant exemptions from NYSE Amex listing criteria based on these considerations. A company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law. A description of the significant ways in which the Company’s governance practices differ from those followed by domestic companies pursuant to NYSE Amex standards is posted on the Company’s website at www.cardero.com and a copy of such description is available by written request made to the Company.

ADDITIONAL SOURCES OF INFORMATION

Additional disclosures pertaining to the Company, including its most recent Annual Information Form, financial statements, management information circular, material change reports, press releases and other information, are available on the SEDAR website at www.sedar.com or on the Company’s website at www.cardero.com. Readers are urged to review these materials, including the technical reports filed with respect to the Company's mineral properties.